Filed by VPC Impact Acquisition Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings

Commission File No. 001-39544

Date: January 22, 2021

On January 21, 2021, further to the announcement by Bakkt Holdings LLC (“Bakkt”) and VPC Impact Acquisition Holdings, a Cayman Islands exempted company (“VIH”), relating to their entry into a definitive agreement for a business combination (the “Proposed Transaction”), Gavin Michael, CEO of Bakkt, gave an interview to Kristen Scholer of Cheddar. Excerpts from the transcript of the interview relating to the Proposed Transaction are set forth below.

Kristen Scholer: Bakkt is going public in a multibillion dollar SPAC deal, creating a new way to invest in Bitcoin and the stock price of VPC Impact Acquisition is spiking because of its deal to take Bakkt public on the NASDAQ, so shares up more than three percent today.

For more on this, we’re joined by Gavin Michael, CEO of Bakkt. Gavin, it’s great to have you with us this morning. So explain how investors will get a piece of the Bitcoin market by investing in your company.

Gavin Michael: Good morning. It’s great to be here with you. You know, our app completely changes the game for digital wallets. We’re bringing together all forms of digital assets in one place. So instead of having your assets in siloed apps for individual types, we provide them in one place, uniquely bringing together customer loyalty and commerce platforms to really accelerate the use of digital assets in payments.

So what are we doing? We’re empowering customers to use these assets for every day spending. So you can buy your morning cup of coffee at Starbucks by converting unused airline miles or even using Bitcoin.

Kristen Scholer: Fascinating. We know Bakkt was actually launched in 2018 by the Intercontinental Exchange, which is the parent company of the New York Stock Exchange behind me here. Why did you decide to take this company public on the NASDAQ?

Gavin Michael: So we’ve done the merger with a company that’s listed on the NASDAQ. Over time when we list our own stock we will be moving to NYSE.

Kristen Scholer: Ok, so there is a transition in place. And explain the leadership dynamic, I guess, what sort of oversight, if any, Intercontinental Exchange has with Bakkt.

Gavin Michael: So Intercontinental Exchange has been, we’ve been a subsidiary of ICE all the way through our history and with this merger, with VIH to create the new company we’re spinning out from, from ICE. ICE remains one of our major investors and we’ll continue to be represented on the board.

Kristen Scholer: We’ve certainly seen Bitcoin, for instance, be quite volatile, though it’s sitting near a record high and has had an extremely strong rally since the end of last year. But for investors who might not be ready for that sort of volatility, are they the right investors for your company?

Gavin Michael: So I think we have to think about what our app is enabling customers to do is to really use their digital assets in entirely new ways. So whilst Bitcoin is one of the assets or cryptocurrency is one of the asset classes that we have, we have a wide range of asset classes in the app. You know we have digital currency, we have loyalties and Miles, we have in-game assets, we have crypto currencies, we have stocks and derivatives. All of those are represented. So when people are working with us, what we’re doing is really empowering customers to use those assets and unlock the value that is captured in them and use those for spending across a wide range of merchants.

Kristen Scholer: How much development do you see in this space? Right thinking creatively about what opportunities might exist down the road, what do you see as those potential moneymakers?

Gavin Michael: So for us, we’re enabling you to convert your digital assets in new ways. So turning hotel points into airline miles, buying gift cards with credit card rewards or using Bitcoin to buy rewards points or simply converting the whole lot into cash. What we’re doing is enabling the fungibility of these digital assets and allowing customers to unlock this captive value.

Kristen Scholer: In terms of the expansion from here, I want you to explain if you’re planning to hire staff, what you’re going to do via this new merger, where the funding is going to go and how you’re going to expand.

Gavin Michael: So the going public via the SPAC has allowed us to really finish our capital raise. It’s allowing us to trade as an independent company, and it gives us the funding that we’re going to need to continue building out the Bakkt app, introducing great experiences for customers that surprise and delight them around their digital assets, it’s allowing us to fund acquisitions in the future and build the brand of Bakkt as a standalone company that’s really driving innovation in financial services around unlocking the value of loyalty and digital assets and really reimagining loyalty promotions.

Kristen Scholer: All right. Well, Gavin, we got to leave it there, but thank you so much for joining us. And when you officially make the move here back to the stock exchange, I don’t know if you have a date set for that, but you have to let us know, OK?

Gavin Michael: We look forward to seeing you down there very soon.

Kristen Scholer: Very soon. All right. Gavin Michael, CEO of Bakkt, thanks so much.

Additional Information and Where to Find It

In connection with the Proposed Transaction, VIH intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus of VIH. This document is not a substitute for the proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of VIH’s ordinary shares in connection with its solicitation of proxies for the vote by VIH’s shareholders with respect to the Proposed Transaction and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with VIH’s change in its jurisdiction of incorporation from the Cayman Islands to the State of Delaware. This document does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. VIH’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Bakkt, VIH and the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BAKKT, VIH, THE PROPOSED TRANSACTION AND RELATED MATTERS.

When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Transaction will be mailed to shareholders of VIH as of a record date to be established for voting on the Proposed Transaction. VIH’s shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from VIH upon written request to VIH by emailing vihinfo@victoryparkcapital.com or by directing a request to VIH’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VIH, Bakkt, Intercontinental Exchange Holdings, Inc. (“ICE”) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VIH’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information regarding VIH directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, and other reports which are filed with the SEC. Additional information regarding the participants will also be included in the registration statement on Form S-4 that includes the preliminary proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Bakkt’s industry and market sizes, future opportunities for VIH, Bakkt and the combined company, VIH’s and Bakkt’s estimated future results and the Proposed Transaction, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VIH’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) inability to meet the closing conditions to the Proposed Transaction, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (ii) the inability to complete the Proposed Transaction due to the failure to obtain approval of VIH’s shareholders or Bakkt’s members, the failure to achieve the minimum amount of cash available following any redemptions by VIH’s shareholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Proposed Transaction; (iii) costs related to the Proposed Transaction; (iv) a delay or failure to realize the expected benefits from the Proposed Transaction; (v) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (vi) the impact of the ongoing COVID-19 pandemic; (vii) changes in the markets in which Bakkt competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) changes in the markets that Bakkt targets; (ix) risk that Bakkt may not be able to execute its growth strategies, including identifying and executing acquisitions; (x) risks relating to data security; and (xi) risk that Bakkt may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VIH’s final prospectus dated September 22, 2020 relating to its initial public offering, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by VIH from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about VIH and Bakkt or the date of such information in the case of information from persons other than VIH or Bakkt, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Bakkt’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.